SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
 AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

TIME WARNER INC.

(Name of Issuer)

Common Stock, 0.01 par value

(Title of Class of Securities)

887317 10 5

(CUSIP Number)

Muneef Tarmoom

Istithmar PJSC

Emirates Towers, Level 4

Sheikh Zayed Road – PO Box 17000

Dubai, United Arab Emirates

+971-4-390-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 1, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 887317 10 5	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Istithmar PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC. See Item 3 of the Statement (as defined below).
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 109,460,088. See Item 5 of the Statement.
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,460,088. See Item 5 of the Statement.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%. See Item 5 of the Statement.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 887317 10 5	13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Istithmar Media Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF. See Item 3 of the Statement.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 109,460,088. See Item 5 of the Statement.
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,460,088. See Item 5 of the Statement.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.39%. See Item 5 of the Statement.
14	TYPE OF REPORTING PERSON CO

CUSIP No. 887317 10 5	13D	Page 4 of 5 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Statement”) filed on February 16, 2006 by Istithmar PJSC (“Istithmar”) and Istithmar Media Investments (“IMI” and together with Istithmar, the “Reporting Persons”) with respect to the common stock, $0.01 par value (the “Common Stock”) of Time Warner Inc., a Delaware corporation (the “Issuer”). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction.

Effective March 1, 2006, the Advisory Agreement was terminated by mutual agreement of the parties thereto.

Item 5.	Interest in Securities of the Issuer.

(a,b)     Following termination of the Advisory Agreement, as described above, neither Reporting Person has any contract, agreement, understanding or relationship, written or oral with IIS, Carl Icahn or any of their affiliates or any member of the Icahn Group with respect to the Common Stock and the Reporting Persons may no longer be deemed to be members of a group with, or beneficial owners of any shares of Common Stock beneficially owned by, Mr. Icahn, his affiliates or any member of the Icahn Group.

(e)         As of March 1, 2006, following termination of the Advisory Agreement, the Reporting Persons may no longer be deemed to beneficially own more than five percent of the outstanding number of shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Effective March 1, 2006, the Island Agreement was terminated by mutual agreement of the parties thereto.

CUSIP No. 887317 10 5	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2006	ISTITHMAR PJSC
/s/ Muneef Tarmoom
By: Muneef Tarmoom
Title: Chief Executive Officer

ISTITHMAR MEDIA INVESTMENTS
/s/ David Jackson
By: David Jackson
Title: Director